Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that on March 15, 2024, an award over 7,140 Ordinary Shares of $0.10 each ('Shares') vested in favour of Ryan Preblick, a PDMR and the Chief Financial Officer of the Company, under the Indivior Deferred Bonus Plan 2018 (the 'DBP').  This award was granted on March 15, 2022 and vested following the end of the two-year deferral period. The vesting of the award was not subject to performance conditions.  The vesting of this award was settled on a net settled basis, resulting in the delivery of Shares in the amount set out below.

Name of PDMR	Number of vested Shares	Number of Shares delivered
Ryan Preblick	7,140	3,920

Following this transaction, Ryan Preblick has an interest in 68,386 Shares in the Company.

This notification is made in accordance with the requirements of the UK Market Abuse Regulation.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ryan Preblick
2	Reason for the notification
a)	Position/status	Director / PDMR - Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of Shares on Vesting of an award granted under the DBP.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	3,920
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 15, 2024
f)	Place of the transaction	Outside a trading venue

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.